NEWS RELEASE

GP Strategies Announces Final Results of Modified Dutch Auction Tender Offer

Columbia, MD. October 3, 2014 – Global performance improvement solutions provider GP Strategies Corporation (“GP Strategies” or “the Company”) (NYSE: GPX) announced today the final results of its modified “Dutch Auction” self-tender offer for the purchase of up to $80 million in value of its common stock, which expired at the end of the day, 12:00 midnight, New York City time, on Monday, September 29, 2014.

Based on the final count by Computershare Trust Company, N.A, the depositary for the tender offer, GP Strategies accepted for payment an aggregate of 2,127,706 shares of GP Strategies’ common stock at a purchase price of $29.00 per share, for an aggregate cost of approximately $61.7 million, excluding fees and expenses relating to the tender offer. The total amount of shares purchased in the tender offer represents approximately 11% of GP Strategies’ issued and outstanding shares. As a result of the final outcome of the tender offer, GP Strategies has approximately 17.1 million shares outstanding.

The depositary will promptly issue payment for the shares validly tendered and accepted for purchase. Shares tendered and not accepted for purchase will be returned promptly to stockholders by the depositary.

About GP Strategies

GP Strategies Corporation (NYSE: GPX) is a global performance improvement solutions provider of training, eLearning solutions, management consulting and engineering services. GP Strategies’ solutions improve the effectiveness of organizations by delivering innovative and superior training, consulting and business improvement services, customized to meet the specific needs of its clients. Clients include Fortune 500 companies, manufacturing, process and energy industries, and other commercial and government customers. Additional information may be found at www.gpstrategies.com.

Forward-Looking Statements

We make statements in this press release that reflect our current expectations concerning future events and results. We use words such as “expect,” “intend,” “believe,” “may,” “should,” “could,” “anticipates,” and similar expressions to identify forward-looking statements, but their absence does not mean a statement is not forward-looking. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors that could cause our actual performance or achievements to be materially different from those we project. For a full discussion of these risks, uncertainties, and factors, we encourage you to read our documents on file with the Securities and Exchange Commission, including those set forth in our periodic reports under the forward-looking statements and risk factors sections. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

© 2014 GP Strategies Corporation. All rights reserved. GP Strategies and the GP Strategies logo design are trademarks of GP Strategies Corporation.

#  #  #  #

C O N T A C T S:

Scott N. Greenberg	Sharon Esposito-Mayer	Ann M. Blank
Chief Executive Officer	Chief Financial Officer	Investor Relations
443-367-9640	443-367-9636	443-367-9925